GERALD R. TUSKEY, PERSONAL LAW CORPORATION

Suite 1003, 409 Granville Street

Vancouver, B.C.

V6C 1T2   Canada

Telephone:  (604) 681-9588

Facsimile:  (604) 681-4760

Email:  gtuskey@telus.net

October 12, 2007

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 7010

Washington, D.C.   20549

Attention:  Ms. Donna Levy, Attorney

                  Division of Corporation Finance

Dear Ms. Levy:

Re:  Eurasia Energy Limited (the “Company”)

       - Amendment No. 1 to Form S-4

       - Filed September 14, 2007

       - File No. 333-144769

       - Form 10-KSB for the fiscal year ended December 31, 2006

       - Filed March 30, 2007

       - Form 10-QSB for the fiscal quarter ended June 30, 2007

       - Filed August 14, 2007

       - File No. 0-50608

Further to your comment letter dated October 1, 2007, we enclose a black-lined and clean copy of the S-4 – Amendment No. 2 Registration Statement and provide the following responses:

Form S-4

General

1.

We have added a risk factor relating to the difficulty which U.S. investors may have in recovering damages once we have continued to Anguilla.

The Conversion, page 10

2.

We have included a cross reference for Messrs. Baxter, Bell and Tuskey to the beneficial ownership table.

Interest of Executive Officers and Directors in the Conversion, page 11

3.

We have revised the statement to reflect the fact that the officers and directors have already approved the conversion.

U.S. Federal Income Tax Consequences, page 12

4.

We have identified our tax counsel.  We have revised the disclosure to clearly state what matters constitute the opinion of tax counsel.  We have made the amendments necessary to ensure that the summary of the tax consequences of the conversion are internally consistent.

Comparison of Stockholder Rights

Capitalization, page 30

5.

We have described the amount and classes of securities that will be outstanding after the conversion.

Principal Stockholders, page 35

6.

We have reviewed our disclosure and made the amendments necessary to accurately reflect beneficial share ownership.

Certain Relationships and Related Transactions, page 37

7.

We have complied with your request for expanded disclosure regarding the Corporation’s rental arrangement in Vancouver.

Executive Compensation, page 37

8.

We have amended the disclosure to provide the information regarding independent directors as required by item 407(a) of Regulation S-B.

Stock Option Plans, page 39

9.

We have described the feature of the stock option plans which may accelerate award dates upon a change of control.  We have defined the term “Change of Control”.

Exhibits

Exhibit 5.1

10.

We have filed a revised opinion of Wigley & Associates which is now addressed to both shareholders and the Board of Directors.

Exhibit 8.1

11.

We have filed the revised tax opinion as requested.

We look forward to receiving notification that the S-4 has been accepted for filing or additional comments at your earliest convenience.

Yours truly,

Gerald R. Tuskey,

Personal Law Corporation

Per:

/s/Gerald R. Tuskey

Gerald R. Tuskey

Enclosures